Exhibit 99.8

Investor / Analyst Courtesy Note

To: Silence Investors / Analysts

Subject: Silence to be Acquired by Merck KGaA, Darmstadt, Germany

From: Gem Hopkins

Dear [NAME],

This morning, Silence announced [HYPERLINK] we have entered into a definitive agreement to be acquired by Merck KGaA, Darmstadt, Germany for $20.00 in cash per American Depositary Share (“ADS”) with each ADS representing three ordinary shares of Silence (or $6.6667 per ordinary share). The all-cash consideration represents a 130% premium to the closing price of Silence’s ADS on Friday, October 16, 2026 and an 82% premium to the 30-day volume-weighted average price of $10.99.

If you’d like to discuss the transaction in more detail, please reach out to schedule a call. We will be in touch as there is more information to share.

We appreciate your continued support of Silence.

Thank you,

Gem